Securities and Exchange Commission
March 27, 2025

Aviat Networks, Inc.
200 Parker Drive
Suite C100A
Austin, TX 78728
Phone: +1 408 941 7100
Fax: +1 512 582 4605

March 27, 2025
Attn: Dale Welcome, Hugh West
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:    Aviat Networks, Inc.
Form 10-K for the Fiscal Year Ended June 28, 2024
Filed October 4, 2024
Form 8-K filed February 4, 2025
File No. 001-33278

Dear Mr. Welcome and Mr. West:
Set forth below are the responses of Aviat Networks, Inc. (the “Corporation,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 14, 2025, with respect to the Form 10-K for fiscal year ended June 28, 2024 (the “Form 10-K”) and Form 8-K filed on February 4, 2025.
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K unless otherwise specified. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Form 10-K.
Form 10-K for the Fiscal Year ended June 28, 2024
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Revenue Recognition, page 44
1.We note for certain contracts you recognize revenue based on an over-time recognition model using the cost-input method and certain judgment is required when estimating total contract costs and progress to completion on the over-time arrangements, as well as whether a loss is expected to be incurred on the contract. Please address the following items.
A.    Tell us whether you have recognized material favorable or unfavorable changes in estimates with respect to these contracts and provide us the gross amounts of favorable and unfavorable changes recognized during each period presented as part of your response.
B.    Tell us the amount of contract losses recognized during each period presented and the status of material loss contracts.
C.    Revise your disclosures in future filings to quantify and discuss the gross impacts of changes in contract estimates, including contract losses, during each period presented pursuant to Item 303(b)(3) of Regulation S-K.

Securities and Exchange Commission
March 27, 2025

RESPONSE:
Response to Comment 1A:
The Company respectfully advises the Staff that it has not recognized material favorable or unfavorable changes in estimates with respect to the contracts referred to in the comment. The gross amounts of favorable and unfavorable changes recognized in revenue during the fiscal years indicated below, were as follows (in thousands):

	2024	2023	2022
Favorable adjustments	$3,733	$5,352	$4,403
Unfavorable adjustments	(5,445)	(5,285)	(5,501)
Net adjustments	$(1,712)	$67	$(1,098)
Response to Comment 1B:
Further, the Company respectfully advises the Staff that it has not recognized material loss contracts during the periods presented in the Form 10-K. The amount of contract losses recognized during the fiscal years indicated below were as follows (in thousands):

	2024	2023	2022
Loss contracts recorded	$(225)	$(432)	$(644)
Response to Comment 1C:
The Company respectfully acknowledges the Staff’s comment, and it believes the disclosure of the impact of favorable and unfavorable changes in contract estimates and estimated contract losses is not material for the periods presented. For future periods with immaterial changes in estimates or amounts of contract losses, the Company will include a disclosure explaining that changes in contract estimates, including contract losses, are not considered material for each period presented.
However, if there are favorable or unfavorable changes in estimates or amounts of contract losses which are material, the Company will provide disclosures to separately quantify and discuss the gross impacts of changes in contract estimates, including contract losses, during each period presented, pursuant to Item 303(b)(3) of Regulation S-K.
Form 8-K filed February 4, 2025
Exhibit 99.1
2.We refer to your presentation of adjusted EBITDA and non-GAAP diluted earnings per share in the headline of your earnings release. In future filings, please revise your disclosures to also present, with equal or greater prominence, the most direct comparable GAAP financial measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Division of Corporation Finance’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
RESPONSE:
    The Company respectfully acknowledges the Staff’s comment. In its future filings, the Company will present the most direct comparable GAAP financial measures in its headlines with equal or greater prominence to any applicable non-GAAP financial measures, to comply with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Division of Corporation Finance’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Securities and Exchange Commission
March 27, 2025

3.We note that you discuss non-GAAP total operating expenses in your narrative, but do not present a reconciliation to GAAP total operating expenses in your table. Please revise your disclosure accordingly in future filings. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.
RESPONSE:
    The Company respectfully acknowledges the Staff’s comment. In its future filings, the Company will provide a reconciliation from non-GAAP total operating expenses to GAAP total operating expenses to comply with Item 10(e)(1)(i)(B) of Regulation S-K.
For an illustration of such proposed disclosure, please see the below reconciliation of non-GAAP total operating expenses to GAAP total operating expenses for the three and six months ended December 27, 2024:

	Three Months Ended				Six Months Ended
	December 27, 2024	% of Revenue	December 29, 2023	% of Revenue	December 27, 2024	% of Revenue	December 29, 2023	% of Revenue
	(In thousands, except percentages)
GAAP operating expense	$32,916	27.8%	$32,938	35.2%	$68,272	33.0%	$59,243	32.8%
Share-based compensation	(1,863)		(1,824)		(3,423)		(3,475)
Merger and acquisition and other expenses	(514)		(3,723)		(4,295)		(6,394)
Restructuring charges	(1,415)		(2,000)		(1,415)		(2,644)
Non-GAAP operating expense	$29,124	24.6%	$25,391	27.1%	$59,139	28.6%	$46,730	25.9%

*    *    *    *    *

Securities and Exchange Commission
March 27, 2025

Please direct any questions that you have with respect to the foregoing, or any requests for additional supplemental information required by the Staff, to the undersigned at (512) 582-4676 or michael.connaway@aviatnet.com, or to Katherine Terrell Frank at (214) 220-7869 or kfrank@velaw.com.

Very truly yours,

Aviat Networks, Inc.

By:    /s/ Michael Connaway
Name:    Michael Connaway
Title:    Senior Vice President and Chief Financial Officer

cc:    Erin R. Boase, General Counsel and Vice President of Legal Affairs
Michael Gibson, Vinson & Elkins L.L.P.
Katherine Terrell Frank, Vinson & Elkins L.L.P.